Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Katherine Coghlan katherine.coghlan@dechert.com +1 212 641 5643 Direct +1 212 698 3599 Fax

December 8, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811-22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on November 4, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 52 under the Securities Act of 1933, as amended, and Amendment No. 55 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on September 22, 2022, accession no. 0001133228-22-006526 (the “Registration Statement”) relating to the registration of John Hancock International High Dividend ETF (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.	Comment - The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing. Please note that the Staff may have additional comments on the supplemental materials.

Response – The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing.

2.	Comment – Please provide for the Staff’s review the completed fee table under “Fund summary — Fees and expenses” and expense example table under “Fund summary — Expense example” as part of this letter.

Response – The fee table and expense example table for the Fund is included in Appendix A to this letter.

December 8, 2022 Page 2

Prospectus

3.	Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please confirm that the duration of both contractual waivers will be in effect for at least a one-year period from the date of effectiveness of the registration statement. Please also disclose, if applicable, whether the adviser may recoup expenses, and if so, disclose the time period and that recoupment may only occur if it does not result in an expense ratio that exceeds the expense cap in place at the time of both the waiver and recoupment.

Response – The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that waived or reimbursed expenses are not subject to recoupment by the adviser.

4.	Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please provide more detail regarding the terms of the second waiver. If this waiver is not expected to be triggered in the first year, then it should not be disclosed in the footnote but can be disclosed under “Fund details — Additional information about fund expenses.” Please also confirm whether the “Fund details — Additional information about fund expenses” section of the prospectus includes a description of a third waiver appliable to the Fund or whether it includes greater detail regarding the second waiver described in footnote 2. If the latter, please explain why the “Fund details — Additional information about fund expenses” section of prospectus does not include additional detail regarding the first waiver described in footnote 2.

Response – The Registrant confirms that the second waiver described in footnote 2 is expected to be triggered in the first year. The Registrant has included additional disclosure regarding the second waiver in footnote 2 under “Fund summary — Fees and expenses — Annual Fund Operating Expenses” as follows:

The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement, including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. This waiver is allocated proportionally among the participating funds.

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Accordingly, the Registrant has also removed the following additional disclosure regarding the second waiver under “Fund details — Additional information about fund expenses”:

As may be described in “Fund summary — Fees and expenses” on page 1 of this prospectus, the advisor has contractually agreed to waive a portion of its management fee and/or reimburse expenses for certain funds of the John Hancock funds complex, including the fund (the participating portfolios). The waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. The amount of the reimbursement is calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each participating portfolio. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

5.	Comment – Under “Fund summary — Expense example,” in the second sentence of the first paragraph, please revise the phrase “assuming you redeem all of your shares” to read “assuming you hold or redeem all of your shares.”

Response – The Registrant respectfully submits that the current disclosure is identical to the language provided in Item 3 of Form N-1A. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

6.	Comment – Under “Fund summary — Expense example,” the third sentence of the first paragraph, states as follows: “The example assumes a 5% average annual return and that fund expenses will not change over the periods.” Please disclose that the first year reflects the waivers in place.

Response – The Registrant supplementally confirms that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Registrant respectfully declines to make any changes in response to this comment.

7.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he manager will consider, but is not limited to, MSCI market classifications in determining whether a country is a developed market country.” Please provide additional detail regarding the factors or standards other than MSCI classification that the adviser may consider when determining whether a country is a developed market country.
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Response – The Registrant has reviewed disclosure under “Fund summary — Principal investment strategies” and believes that it accurately describes the method the Fund uses to determine whether a country is a developed market country. The Registrant respectfully declines to make any changes in response to this comment.

8.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[d]ividend-paying non-U.S. developed market equity securities in which the fund may invest include common and preferred stocks, convertible securities, rights, warrants, and real estate investment trusts (“REITs”) (or their local equivalents).” With respect to “rights,” please add corresponding risk disclosure under “Fund summary — Principal risks.”

Response – The Registrant respectfully notes that it believes its disclosure under “Fund summary — Principal risks — Warrants Risk” also covers the risks associated with “rights” referenced in the “Fund summary — Principal investment strategies.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment at this time.

9.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[d]uring the optimization process, security factors and portfolio factors are evaluated to optimize weights.” Please revise this sentence using plain English and provide additional detail under “Fund summary — Principal investment strategies” or “Fund details — Principal investment strategies” regarding the optimization process.

Response – The Registrant respectfully declines to make this change. The Registrant notes that additional disclosure regarding the optimization process is appropriately placed in the “Fund details — Principal investment strategies” section pursuant to Item 9(b)(1), Instruction 1, of Form N-1A.

10.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[w]hile the fund manages risk by investing in securities across a broad range of industries and market sectors, the fund may at times focus its investments in a particular sector or sectors of the non-U.S. equity markets.” To the extent that the Fund is anticipated to focus or concentrate in a specific sector, please consider including additional risk disclosure in “Sector risk” under “Fund summary – Principal risks.” If the Fund is not anticipated to focus or concentrate in a specific sector, please consider specifying the maximum percentage that may be invested in a particular sector or sectors. Alternatively, if this is not a principal investment strategy of the Fund, please remove the referenced disclosure under “Fund summary — Principal investment strategies” and the corresponding disclosure under “Fund summary — Principal risks.”

Response – The Registrant notes that the Fund does not intend to focus its investments in any specific sector on an ongoing basis and there is no specific maximum percentage of what may be invested in a particular sector contemplated. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

11.	Comment – Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address – ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.
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Response – The Registrant respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Registrant includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks”:

The fund’s main risks are listed below in alphabetical order, not in order of importance.

12.	Comment – Under “Fund summary — Principal risks,” the Staff notes that “High portfolio turnover risk” is listed as a principal risk. Please provide corresponding disclosure that the Fund may engage in frequent trading of portfolio securities under “Fund summary — Principal investment strategies.”

Response – Upon further review, the Registrant has determined that the Fund’s investment universe does not have significant exposure to high portfolio turnover risk and, therefore, has removed the high portfolio turnover risk disclosure under “Fund summary — Principal risks.” Therefore, the Registrant respectfully notes that no changes to the principal investment strategies are necessary in response to this comment.

13.	Comment – The Staff notes that in the Trust’s recent annual update filing, the following language was included under “Fund summary — Principal risks — Liquidity Risk”:

“Liquidity risk may be magnified in rising interest rate environments due to higher than normal redemption rates. Widespread selling of fixed-income securities to satisfy redemptions during periods of reduced demand may adversely impact the price or salability of such securities. Periods of heavy redemption could cause the fund to sell assets at a loss or depressed value, which could negatively affect performance. Redemption risk is heightened during periods of declining or illiquid markets.”

Please add corresponding disclosure to the “Liquidity Risk” included in the “Fund summary — Principal risks” section of this Fund’s prospectus.

Response – The Registrant notes that the referenced disclosure was included in the annual update filing with respect to funds that invest in fixed income securities. As the Fund does not intend to invest in fixed income securities, the Registrant respectfully declines to make any changes in response to this comment.

14.	Comment – While past performance is not shown in the “Fund summary — Past performance” section because the Fund has not yet commenced operations, please supplementally provide the broad-based market index the Fund intends to use when it is appropriate to display past performance in this section.
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Response – It is anticipated that the broad-based market index will be MSCI World ex-USA Index, but the Registrant respectfully notes that the advisor may determine to select a different broad-based market index when preparing the performance disclosure in the future.

15.	Comment – In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response – Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

16.	Comment – The Staff notes that the disclosure in “Fund summary—Principal investment strategies,” relating to Item 4 of Form N-1A, appears to be mostly similar the disclosure in “Fund details—Principal investment strategies,” relating to Item 9 of Form N-1A. Consistent with the SEC staff’s IM Guidance Update No. 2014-08 (June 2014), please revise and provide the disclosure required by Item 9 and instruction thereto, including how the adviser determines which securities to buy and sell.

Response – The Registrant respectfully notes that the disclosure under “Fund summary—Principal investment strategies” and “Fund details—Principal investment strategies” includes a description of how the adviser determines which securities to buy and sell. We also note that the principal investment strategies and risk disclosure under “Fund details” is more detailed than the corresponding disclosure in the “Fund summary.” Accordingly, the Registrant believes that the disclosure in the prospectus is consistent with the SEC Staff guidance referenced above, and that no changes are necessary in response to this comment.

17.	Comment – Please disclose whether investments in derivatives count towards the Fund’s 80% policy. If so, please supplementally explain how derivatives are valued for this purpose.

Response – The Fund may count derivatives for purposes of its 80% policy. The Registrant respectfully declines to revise its disclosure, however, as it believes the current disclosure is sufficient. The Registrant notes that this is consistent with its approach for other funds in the John Hancock fund complex. Therefore, the Registrant respectfully declines to make any changes in response to this comment. The Fund generally uses market value, and not notional value, to value derivatives in connection with its 80% policy.

18.	Comment – Please confirm supplementally whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please revise the “Fund details — Principal risks of investing — Authorized participant concentration risk” disclosure to indicate that a limited number of financial institutions that may act as authorized participants (“APs”) to post collateral on certain trades on an agency basis (i.e., on behalf of other market participants), and that if those APs exit the business or are unable to process creations or redemptions or similar activities, this may result in a significantly diminished trading market for the Fund’s shares.
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Response – The Registrant confirms that the securities underlying the Fund will typically settle within a collateralized settlement system. Additionally, the Registrant notes that “Fund details — Principal risks of investing — Authorized participant concentration risk” includes the following: “The fund has a limited number of intermediaries that act as authorized participants. To the extent that these intermediaries exit the business or are unable to proceed with creation and/or redemption orders with respect to the fund and no other authorized participant is able to create or redeem in their place, shares may trade at a discount to NAV and may face delisting. This may in turn result in a significantly diminished trading market for fund shares.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

19.	Comment – Under “Fund details — Principal risks of investing — Economic and market events risk,” please consider revising the disclosure relating to Brexit to reflect more recent developments.

Response – The Registrant has revised disclosure in “Fund details — Principal risks of investing — Economic and market events risk” of the Prospectus and has made corresponding updates to applicable disclosure in the SAI as follows:

Uncertainties surrounding the sovereign debt of a number of European Union (EU) countries and the viability of the EU have disrupted and may in the future disrupt markets in the United States and around the world. If one or more countries leave the EU or the EU dissolves, the global securities markets likely will be significantly disrupted. On January 31, 2020, the United Kingdom (UK) left the EU, commonly referred to as “Brexit,” and the UK ceased to be a member of the EU. Following a transition period during which the EU and the UK Government engaged in a series of negotiations regarding the terms of the UK’s future relationship with the EU, the EU and the UK Government signed an agreement ~~on December 30, 2020~~ regarding the economic relationship between the UK and the EU. ~~This agreement became effective on a provisional basis on January 1, 2021 and formally entered into force on May 1, 2021.~~ While the full impact of Brexit is unknown, Brexit has already resulted in volatility in European and global markets. There remains significant market uncertainty regarding Brexit’s ramifications, and the range and potential implications of possible political, regulatory, economic, and market outcomes are difficult to predict.

20.	Comment – Under “Fund details — Principal risks of investing — Economic and market events risk,” please complete the first sentence of the third paragraph with the following disclosure found in the tenth paragraph: “. . . and could cause the value of a fund’s investments, and the fund’s net asset value (NAV), to decline, potentially suddenly and significantly. As a result, the fund may experience high redemptions and, as a result, increased portfolio turnover, which could increase the costs that the fund incurs and may negatively impact the fund’s performance.” Please remove the disclosure in the tenth paragraph once incorporated in the third paragraph.
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Response – The Registrant has made the requested change and revised disclosure in “Fund details — Principal risks of investing — Economic and market events risk” of the Prospectus and has made corresponding updates to applicable disclosure in the SAI as follows:

Beginning in March 2022, the Fed began increasing interest rates and has signaled the potential for further increases. As a result, risks associated with rising interest rates are currently heightened. It is difficult to accurately predict the pace at which the Fed will increase interest rates any further, or the timing, frequency or magnitude of any such increases, and the evaluation of macro-economic and other conditions could cause a change in approach in the future. Any such increases generally will cause market interest rates to rise~~, which will~~ and could cause the value of a fund’s ~~fixed-income securities to fall. Any such rate increases may also increase volatility and reduce liquidity in the fixed-income markets, which would make it more difficult to sell a fund’s fixed-income securities~~ investments, and the fund’s net asset value (NAV), to decline, potentially suddenly and significantly. As a result, the fund may experience high redemptions and, as a result, increased portfolio turnover, which could increase the costs that the fund incurs and may negatively impact the fund’s performance.

. . .~~As the Fed “tapers” or reduces the amount of securities it purchases pursuant to quantitative easing, and/or raises the federal funds target rate, there is a heightened risk that interest rates will rise, which could expose fixed-income and related markets to heightened volatility and could cause the value of a fund’s investments, and the fund’s net asset value (NAV), to decline, potentially suddenly and significantly. As a result, the fund may experience high redemptions and, as a result, increased portfolio turnover, which could increase the costs that the fund incurs and may negatively impact the fund’s performance~~. . .

21.	Comment – Under “Fund details — Principal risks of investing — Liquidity risk,” please remove the following sentence as it does not appear to be applicable to this Fund: “Exposure to liquidity risk may be heightened for funds that invest in securities of emerging markets and related derivatives that are not widely traded, and that may be subject to purchase and sale restrictions.”

Response – The disclosure in “Fund details — Principal risks of investing — Liquidity risk” is used by funds in the John Hancock fund complex that may be exposed to liquidity risk. In order to achieve consistency of risk disclosure across all of the relevant John Hancock funds, the Registrant respectfully declines to make any changes in response to this comment.

22.	Comment – In “Fund details — Who’s who — Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response – The Registrant respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

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23.	Comment – The Staff notes that the disclosure included under “Other Information — Intraday value” is no longer required under Rule 6c-11 under the 1940 Act. Please supplementally confirm that the Registrant intends to continue to provide such information even though it is no longer required.

Response – The Registrant supplementally confirms that it intends to voluntarily disseminate an IOPV.

24.	Comment – The Staff notes that the Statement of Additional Information (“SAI”) includes “Risk Factors — ESG Integration Risk,” please confirm whether ESG Integration Risk is applicable to the Fund. If so, please identify examples of ESG criteria considered and add disclosure to that effect under “Fund details — Principal risks of investing.”

Response – The Registrant believes that “Risk Factors — ESG Integration Risk” as currently disclosed identifies examples of ESG criteria where it states that “ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies.” The Registrant further notes that ESG integration is not a principal risk of investing in the Fund. The Registrant also respectfully notes that the SAI for the Fund is intended to be combined with the SAI for all other series of the Registrant in connection with the annual update of all series of the Registrant. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information

25.	Comment – Please confirm that all SAI and Part C disclosure will be provided as of the most recent calendar year, fiscal year, or specific time period or date, as required by Form N-1A.

Response – The Registrant so confirms.

26.	Comment – Under “Investment Management Arrangements and Other Services — Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response – The Registrant respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

27.	Comment – Under “Creations and Redemptions — Procedures for Creating Creation Units — Acceptance of Creation Orders,” in the first sentence, please remove the statement that the Fund reserves the “absolute” right to reject or revoke acceptance of a creation order if “(i) the order is not in proper form. . . [or] (iv) in the event that circumstances outside the control of the Trust, the Transfer Agent, the Distributor or the Advisor make it for all practical purposes impossible to process creation orders.” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the proposal and adoption of
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Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response – The Registrant has revised the disclosure as follows:

The Trust and the Distributor reserve the ~~absolute~~ right to reject or revoke acceptance of a creation order transmitted to it in respect to the fund, for example if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the fund; (iii) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; or (iv) in the event that circumstances outside the control of the Trust, the Transfer Agent, the Distributor or the Advisor make it for all practical purposes impossible to process creation orders.

28.	Comment – Under “Description of Fund Shares,” please consider whether the following disclosure is necessary: “Effective January 22, 2016, the Board amended and restated in its entirety the Declaration of Trust.”

Response – The Registrant has revised the disclosure as follows:

~~Effective January 22, 2016, the Board~~ The Trust’s amended and restated ~~in its entirety the~~ Declaration of Trust~~. The amendments to the Declaration of Trust include, among other changes, provisions that~~: (i) ~~clarify~~ sets forth certain duties, responsibilities, and powers of the Trustees; (ii) ~~clarify~~ clarifies that, other than as provided under federal securities laws, the shareholders may only bring actions involving a fund derivatively; (iii) ~~provide~~ provides that any action brought by a shareholder related to the fund will be brought in Massachusetts state or federal court, and that, if a claim is brought in a different jurisdiction and subsequently changed to a Massachusetts venue, the shareholder will be required to reimburse the fund for such expenses; and (iv) ~~clarify~~ clarifies that shareholders are not intended to be third-party beneficiaries of fund contracts.

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Part C

29.	Comment – Section 2.11(b) of the Declaration of Trust states: “Any suit, action or proceeding brought by or in the right of any Shareholder . . . shall be brought exclusively in the United States District Court for the District of Massachusetts, or to the extent such court does not have jurisdiction then such actions and/or claims shall be brought in the Superior Court of Suffolk County for the Commonwealth of Massachusetts.” Please disclose this provision and the related risks in the Prospectus. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of the provision since the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response – The Registrant respectfully acknowledges the Staff’s comment; however, the Registrant believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

30.	Comment – Please disclose the following three provisions in Section 2.11(d) and (g) of the Declaration of Trust in the Prospectus and state that these provisions do not apply to claims arising under federal securities laws:

i.	“Except to the extent expressly permitted under the federal securities laws, no Shareholder or group of Shareholders shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series or Class of Shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim.”

ii.	“The Trustees shall consider the merits of the claim and determine whether commencing or maintaining a suit would be in the best interests of the Trust or the affected Series or Class, as applicable.”

iii.	“Any diminution in the value of the Shareholder’s shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Trust’s officers, or the Investment Adviser is a legal claim belonging only to the Trust and not to the Shareholders individually.”

Response – The Registrant respectfully acknowledges the Staff’s comment; however, the Registrant believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 212-641-5643 .

Sincerely,

Katherine Coghlan

cc: Sarah M. Coutu

Christopher P. Harvey

Allison M. Fumai

Cynthia Yi

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Appendix A

The final fee table is shown below:

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.39
Other expenses[1]	0.93
Total annual fund operating expenses	1.32
Contractual expense reimbursement[2]	-0.86
Total annual fund operating expenses after expense reimbursements	0.46

1	”Other expenses” have been estimated for the fund’s first year of operations.
2	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.46% of average daily net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement , including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. The

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example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 Year	47
3 Years	333
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